Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

February 26, 2013

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced the audited consolidated financial results for the Company’s fourth quarter and year ending December 31, 2012.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

February 26, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	February 26, 2013
Frankfurt – FMV

First Majestic Announces Financial Results for Q4 and Year End 2012

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the audited consolidated financial results for the Company’s fourth quarter and year ending December 31, 2012. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

2012 HIGHLIGHTS

  Cash Flow of $1.35 per share (non-GAAP)
  Adjusted Earnings per Share (non-GAAP) of $0.26 for the fourth quarter and $1.05 for the full year
  Basic Earnings per Share amounted to $0.80 for the full year
  Total Cash Cost of $9.08 per ounce for the year
  Revenues after smelting and refining amounted to $247.2 million for 2012
  Mine Operating Earnings for the year of $142.0 million
  Net Earnings After Taxes amounted to $88.9 million for the year
  Silver only production increased to 8.26 million ounces compared to 7.22 million ounces in 2011 or 9.11 equivalent ounces for 2012 compared to 7.56 equivalent ounces for 2011
  With 91% of revenues resulting from the sale of pure silver in 2012, First Majestic remains one of the purest silver producers in the world
  2013 guidance ranging from 12.3 to 13.0 million ounces of silver equivalent production or 11.1 to 11.7 million ounces of pure silver
  The current cash balance for the Company was approximately $103.2 million in cash and cash equivalents in treasury. The Orko break-fee of $11.6 million was received on February 20, 2013.

2012 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

	Fourth Quarter	Fourth Quarter		Annual	Annual
	2012	2011	Change	2012	2011	Change
Operating
Silver Equivalent Ounces Produced	2,562,926	2,101,528	22%	9,110,452	7,562,494	20%
Silver Ounces Produced
(excluding equivalent ounces from by-products)	2,311,146	1,957,657	18%	8,260,434	7,216,109	14%
Payable Silver Ounces Produced(1)	2,209,144	1,926,055	15%	7,990,492	7,094,359	13%
Total Cash Costs per Ounce(2)	$9.26	$8.01	16%	$9.08	$8.24	10%
Total Production Cost per Tonne(2)	$28.24	$27.48	3%	$28.62	$28.50	0%
Average Realized Silver Price Per Ounce ($/eq. oz.)(2)	$32.42	$31.70	2%	$31.10	$35.38	-12%
Financial
Revenues ($ millions)	$71.0	$60.8	17%	$247.2	$245.5	1%
Mine Operating Earnings ($ millions)	$39.5	$38.4	3%	$142.0	$163.3	-13%
Net Earnings ($ millions)	$22.4	$21.3	5%	$88.9	$103.6	-14%
Operating Cash Flows Before Movements in
Working Capital and Income Taxes ($ millions)	$43.2	$36.9	17%	$146.8	$160.2	-8%
Cash and Cash Equivalents ($ millions)	$111.6	$91.2	22%	$111.6	$91.2	22%
Working Capital ($ millions)	$115.7	$109.7	5%	$115.7	$109.7	5%
Shareholders
Earnings Per Share ("EPS") - Basic	$0.19	$0.20	-5%	$0.80	$1.00	-20%
Cash Flow Per Share(2)	$0.37	$0.35	6%	$1.35	$1.56	-14%
Weighted Average Shares Outstanding for the Periods	116,442,639	105,203,712	11%	110,775,284	103,276,935	7%

(1) Payable Silver Ounces Produced is equivalent to Silver Ounces Produced less metal deductions from smelters and refineries.
(2) The Company reports non-GAAP measures which include Total Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

  Generated Revenues of $247.2 million for 2012, an increase of 1% compared to $245.5 million for 2011. Smelting and refining charges increased by $10.1M compared in 2012 related to increased concentrate output from the new La Guitarra Silver Mine and the expanded La Parrilla flotation circuit. Total revenues in 2012 arising from the sale of silver amounted to 91% of total revenues maintaining First Majestic as the purest silver producer in the world.

  Generated Revenues of $71.0 million for the fourth quarter of 2012 compared to $60.8 million for the fourth quarter of 2011, an increase of $10.2 million or 17%.

  Mine Operating Earnings decreased by $21.3 million or 13% to $142.0 million for 2012, compared to $163.3 million for the same period in the prior year. The decrease was primarily attributed to a 12% decline in average realized silver price per ounce during the year. In addition, depletion, depreciation and amortization expense increased by $10.0 million compared to 2011 due to a 25% increase in tonnage milled and additional depreciation and amortization from the La Parrilla plant expansion and the addition of the La Guitarra mine.

  Operating Cash Flows generated before movements in Working Capital and Income Taxes of $146.8 million or $1.35 per share (a non-GAAP measure) for 2012 compared to $160.2 million or $1.56 per share for 2011. The decrease in cash flow is consistent with decrease in mine operating earnings, which were affected by a decline in silver prices compared to 2011.

  The Company generated Net Earnings after taxes of $88.9 million for 2012 compared to $103.6 million for 2011.

  Net Earnings after taxes was $22.4 million for the fourth quarter of 2012 compared to $21.3 million for the fourth quarter of 2011, an increase of $1.1 million or 5%.

  The Company generated Basic Earnings Per Share (“EPS”) of $0.80 for 2012. Adjusted EPS (a non-GAAP measure) normalized for non-cash or non-recurring items was $1.05 for the year.

  Basic Earnings per Share for the fourth quarter of 2012 was $0.19, compared to $0.20 for the fourth quarter of 2011, the slight decrease was primarily due to an 11% increase in weighted average shares outstanding during the period. Adjusted EPS (a non-GAAP measure) after normalizing for non-cash or non-recurring items was $0.26.

  Total Cash Costs per Ounce of silver (a non-GAAP measure) for 2012 increased to $9.08 per ounce of silver, compared to $8.24 per ounce of silver for 2011, an increase of 10% primarily attributed to increase in concentrate production from the new La Guitarra mine and expansion of the La Parrilla flotation circuit, which have higher smelting and refining charges.

  Total Cash Costs per Ounce of silver (a non-GAAP measure) for the fourth quarter of 2012 increased to $9.26 per ounce of silver, compared to $8.01 per ounce of silver for the fourth quarter of 2011, an increase of 16%. The increase is primarily due to higher cost of consumables including cyanide, energy and petroleum products. Cyanide and diesel costs increased 17% and 9% quarter over quarter.

  During the year, Cash and cash equivalents increased by $20.4 million to $111.6 million and improved working capital by $6.0 million to $115.7 million as of December 31, 2012.

2013 PRODUCTION OUTLOOK

Production in 2013 is expected to increase from 2012 levels with the following upcoming developments:

  At Del Toro, production from the 1,000 tpd flotation circuit commenced in January 2013 and construction of the 1,000 tpd cyanidation circuit expected to commence production in the third quarter of 2013.
  At La Guitarra, a new ball mill and flotation cells will increase capacity from 350 tpd to 500 tpd during March 2013.
  At San Martin, the cyanidation plant is being expanded which will increase capacity from 950 tpd to 1,300 tpd in the second quarter of 2013.

Estimated production range on a mine-by-mine basis for 2013, associated expected operating costs and price assumptions are included in the following table. These figures are based on existing installed capacity at the Company’s five operating mines along with the planned expansions: the addition of the 1,000 tpd cyanidation circuit at the Del Toro mine for the second half of 2013 and the expansion of La Guitarra from 350 tpd to 500 tpd by March 2013. Actual results may vary based on production throughputs, grades, recoveries, changes in economic conditions and operating circumstances.

Anticipated Operating Parameters	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	Total
Total tonnes processed ('000s)	1,366 - 1,442	624 - 658	361 - 381	142 - 150	447 - 472	2,941 - 3,104
Operating days	330	330	330	330	330

Silver ounces from production ('000s)	4,084 - 4,311	2,735 - 2,887	1,375 - 1,451	857 - 904	2,052 - 2,166	11,102 - 11,719
Gold ounces from production	-	126 - 133	1,479 - 1,562	4,672 - 4,932	580 - 612	6,857, - 7,239
Pounds of lead from production ('000s)	-	12,136 - 12,810	-	-	5,630 - 5,942	17,766 - 18,752
Pounds of zinc from production ('000s)	-	9,307 - 9,825	-	-	9,280 - 9,795	18,587 - 19,620
Silver equivalent ounces from production ('000s)	4,084 - 4,311	3,267 - 3,452	1,453 - 1,534	1,053 - 1,111	2,443 - 2,578	12,300 - 12,986

Average silver grade (g/t)	177	174	148	220	177	175
Average recoveries (%)	53%	78%	80%	85%	81%	67%

Cash cost per ounce	$8.94 - $9.41	$8.06 - $8.68	$9.17 - $9.63	$9.87 - $11.35	$7.02 - $7.52	$8.56 - $9.15
Production cost per ounce	$8.28 - $8.73	$10.08 - $10.64	$12.08 - $12.63	$13.09 - $14.58	$8.91 - $9.40	$9.47 - $10.04
Production cost per tonne	$24.62 - $25.98	$42.79 - $45.16	$45.87 - $48.42	$59.02 - $65.76	$39.40 - $41.59	$34.99 - $37.11

Anticipated cash flow from operations, before changes in non-cash working capital: ($ millions)						$214.9 - $233.9

Metal average price assumptions for calculating equivalents:
    Silver $32.00/oz, Gold $1,700/oz, Lead $0.90/lb, Zinc $0.85/lb

IN SUMMARY

First Majestic has experienced another year of strong growth resulting in a 20% increase in total silver equivalent ounces produced. During 2012, the Company continued to pursue an aggressive growth plan by re-investing $175.1 million in the development and exploration of its mineral properties, construction of new processing plants, and acquisitions of new mining equipment. During 2012, a total of $60.4 million was spent for Del Toro’s Phase 1 construction and an additional $11.2 million was advanced towards Phase 2 and 3 of the Del Toro expansion plans.

Capital growth requirements budgeted for 2013 total $192.2 million which includes $56.1 million earmarked for Phase 2 and 3 of the Del Toro capital project including development costs, $3.8 million for the expansion of La Guitarra to 500 tpd, $14.0 million for the expansion of San Martin to 1,300 tpd, $7.6 million to continue the construction of La Parrilla’s underground haulage system and shaft, $86.2 million in global development and $24.5 million in global exploration. A large portion of these budgeted capital costs are discretionary and can be adjusted should the price of silver remain at low levels.

At Del Toro, the 1,000 tpd flotation circuit has been operating since January of 2013 with some days reaching as high as 70% of capacity. It is expected that 1,000 tpd will be achieved in early March and commercial production by April 1, 2013. The second phase of construction consisting of the cyanidation circuit is in process. The leaching tanks are 50% complete, the 12 x 14 ball mill is expected to arrive on site shortly, and the counter current washing tanks are 75% completed. In addition, one of the four large tailings filter systems to recirculate water back through the process is on-site and is currently being assembled.

Keith Neumeyer, President & CEO, stated, "2012 was another ambitious year for First Majestic, as we continued to invest in our infrastructure to prepare for another growth spurt in the next two years. The construction of Phase 1 of the Del Toro plant began in April 2011 and was virtually complete by the end of 2012. La Parrilla’s processing plant was doubled in capacity to 2,000 tpd by March of 2012, and we achieved the acquisition and integration of La Guitarra mine in the second half of the year. We are now excited to see a further 40 percent increase in our production growth to approximately 13 million silver equivalent ounces in 2013. Recognition is due to our dedicated management team and staff who continue to do an outstanding job and should be congratulated for their outstanding efforts in 2012. The year marked the ninth consecutive year that First Majestic has achieved record production of silver and management is looking forward to its 10th year of growth in 2013.”

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.